SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535 CERTIFICATE OF THE MINUTES OF THE 263RD EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS I certify, for all intents and purposes, that on October 24, 2025, at 10 a.m., the undersigned members of the Board of Directors registered this meeting, through vote by electronic means, to decide on the matter set forth in the agenda. The Board of Directors has decided on: 01. CALL FOR A SPECIAL MEETING OF HOLDERS OF PREFERRED SHARES (“PN”) ISSUED BY THE COMPANY (“AGESP PN”), PURSUANT TO ARTICLE 136, §1, OF LAW No. 6,404/1976 (“CORPORATE LAW”), FOR RATIFICATION (“PN RATIFICATION”) OF THE MANDATORY CONVERSION OF ALL PN SHARES INTO COMMON SHARES AND CLASS “C”, REGISTERED, BOOK-ENTRY AND WITHOUT PAR VALUE (“PNC”), COMPULSORILY REDEEMABLE, IN THE PROPORTION OF ONE NEW COMMON SHARE AND ONE NEW PNC SHARE FOR EACH PN SHARE (“PN CONVERSION”) - The Vice Presidency of Finance and Investor Relations has made available a proposal to convene a Special Meeting of Preferred Shareholders (“AGESP PN”), pursuant to Article 136, §1, of the Brazilian Corporate Law, emphasizing that the matter is a planned step in the context of the processes to change Copel's shareholding structure and migrate the Company to the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (“Migration to the Novo Mercado”), as approved by this Board of Directors at its 258th and 259th Extraordinary Meetings, held on June 23 and July 11, 2025, respectively, and by the 212th Extraordinary General Meeting, held on August 22, 2025. After reviewing and discussing the matter, the material for which remains in the custody of the Department of Secretariat, and based on the favorable recommendation of the Company's Executive Board, issued at its 2651st Meeting, of October 23, 2025, the Board of Directors unanimously decided to approve the call for a Special Meeting of Preferred Shareholders (“AGESP PN”), to be held, on first call, on November 17, 2025. --------------------------------------------------------------------------------------------------------------------------- Attendance: MARCEL MARTINS MALCZEWSKI (President); AUGUSTO CEZAR TAVARES BAIÃO; GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; MARCO ANTÔNIO BARBOSA CÂNDIDO; MOACIR CARLOS BERTOL; PEDRO FRANCO SALES; RAUL ALMEIDA CADENA; VIVIANE ISABELA DE OLIVEIRA MARTINS; and KARINE SATIE YOSHIOKA (Secretary). KARINE SATIE YOSHIOKA Copel’s Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 24, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.